UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): May 20, 2014

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

**5320 Legacy Drive
Plano, Texas**
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.07 – Submission of Matters to a Vote of Security Holders

At the annual meeting of stockholders of Denbury Resources Inc. (the "Company") held on May 20, 2014 (the "Annual Meeting"), the stockholders of the Company considered and voted upon the three proposals listed below (the "Proposals"), each of which is more fully described in the Company's definitive proxy statement filed with the Securities and Exchange Commission on April 10, 2014. Holders of 311,758,021 shares of common stock of the Company, representing approximately 88.7% of the Company's issued and outstanding shares of common stock as of the March 25, 2014 record date, were present in person or by proxy at the Annual Meeting, and the final voting results with respect to each of the Proposals is set forth below.

Proposal 1: Election of directors. The Company's stockholders elected ten directors, each to hold office until the next annual meeting and until his or her successor is elected and qualified or until his or her earlier resignation or removal. The results of the voting were as follows:

Name of Nominee	For	% of Voted	Withheld	Broker Non-Votes
Wieland F. Wettstein	282,234,518	97.69%	6,667,036	22,856,467
Michael L. Beatty	285,464,513	98.81%	3,437,041	22,856,467
Michael B. Decker	285,534,505	98.83%	3,367,049	22,856,467
John P. Dielwart	286,349,805	99.12%	2,551,749	22,856,467
Ronald G. Greene	284,186,829	98.37%	4,714,725	22,856,467
Gregory L. McMichael	285,057,201	98.67%	3,844,353	22,856,467
Kevin O. Meyers	274,860,790	95.14%	14,040,764	22,856,467
Phil Rykhoek	285,947,053	98.98%	2,954,501	22,856,467
Randy Stein	285,523,530	98.83%	3,378,024	22,856,467
Laura A. Sugg	285,916,763	98.97%	2,984,791	22,856,467

Proposal 2: Advisory vote to approve the Company's 2013 named executive officer compensation. The results of the voting were as follows:

For	% of Voted (Including Abstentions)	Against	Abstain	Broker Non-Votes
278,826,524	96.51%	9,198,661	876,369	22,856,467

Proposal 3: Ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2014. The results of the voting were as follows:

For	% of Voted (Including Abstentions)	Against	Abstain	Broker Non-Votes
308,635,391	99.00%	2,852,962	269,668	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: May 27, 2014   By: /s/ Alan Rhoades
                                Alan Rhoades
                                Vice President and Chief Accounting Officer